

November 21, 2014

Via E-mail
Mr. Rodger A. McHargue
Chief Financial Officer
First Financial Corporation
P.O. Box 540
Terre Haute, Indiana 47808

> **Re: First Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 19, 2014**
> **File No. 000-16759**

Dear Mr. McHargue:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

General, page 3

1. Please provide us and revise future filings to include a complete description of your loan underwriting policies and procedures for each loan category and for each major loan type within each category, as appropriate. Also, please expand the footnotes to the financial statements to discuss the risks characteristics surrounding your receivables. Refer to ASC 310-10-50-11B (a) 2.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Comparison and Discussion of 2013 Balance Sheet to 2012

Nonperforming Loans, page 31

2. Please provide us and revise the tabular presentation to separately present non-accrual troubled debt restructurings in the non-accrual loans category for purposes of Item III C.1.(a) of Guide III and provide a note to distinguish your presentation of accruing and non-accruing troubled debt restructurings. Please also provide us and revise the table of the recorded investment in nonperforming loans by class of loans on page 63 to specifically state the amount of commercial and industrial loans and non-farm, non-residential loans now included in restructured loans that you state are also on nonaccrual. Additionally, please explain the apparent differences between the amount of restructured loans and accruing loans past due over 90 days in the tables on pages 31 and 63, respectively.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners..., page 37

3. We note that the board of directors of Princeton Mining Company currently consists of six members, but you have only identified four board members. Please revise future filings to identify all members of the board of directors of Princeton Mining Company. Please provide us draft disclosure, and confirm to us that you will include this disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Michael Clampitt at (202) 551-3434 with any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief